UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

GOODRICH PETROLEUM CORPORATION
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

382410843
(CUSIP Number)

Anchorage Capital Group, L.L.C.
610 Broadway
6th Floor
New York, NY 10012
Tel: 212-432-4650
Attention: David Young
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 4, 2021
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

(Page 1 of 7 Pages)

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 382410843	Page 2 of 7 Pages
1	NAMES OF REPORTING PERSONS
ANCHORAGE CAPITAL GROUP, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,355,022 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,355,022 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,355,022 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.88% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, IA

(1)
Pursuant to Rule 13d-3(d) under the Act, this amount includes 205,022 Shares issuable upon conversion of Convertible Notes (as defined in Amendment No. 1) held for the account of AIOM VII (as defined in Amendment No. 1) at any time at the option of the holder.

(2)
Calculation is based on 13,509,513 Shares outstanding as of August 2, 2021, as reported by the Issuer in its quarterly report on Form 10-Q, filed on August 5, 2021, plus the 205,022 Shares issuable upon conversion of Convertible Notes held for the account of AIOM VII, which have been added to the total Shares outstanding in accordance with Rule 13d-3(d)(3) under the Act.

CUSIP NO. 382410843	Page 3 of 7 Pages
1	NAMES OF REPORTING PERSONS
ANCHORAGE ADVISORS MANAGEMENT, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,355,022 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,355,022 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,355,022 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.88% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

(1)
Pursuant to Rule 13d-3(d) under the Act, this amount includes 205,022 Shares issuable upon conversion of Convertible Notes (as defined in Amendment No. 1) held for the account of AIOM VII (as defined in Amendment No. 1) at any time at the option of the holder.

(2)
Calculation is based on 13,509,513 Shares outstanding as of August 2, 2021, as reported by the Issuer in its quarterly report on Form 10-Q, filed on August 5, 2021, plus the 205,022 Shares issuable upon conversion of Convertible Notes held for the account of AIOM VII, which have been added to the total Shares outstanding in accordance with Rule 13d-3(d)(3) under the Act.

CUSIP NO. 382410843	Page 4 of 7 Pages
1	NAMES OF REPORTING PERSONS
KEVIN M. ULRICH

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,355,022 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,355,022 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,355,022 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.88% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1)
Pursuant to Rule 13d-3(d) under the Act, this amount includes 205,022 Shares issuable upon conversion of Convertible Notes (as defined in Amendment No. 1) held for the account of AIOM VII (as defined in Amendment No. 1) at any time at the option of the holder.

(2)
Calculation is based on 13,509,513 Shares outstanding as of August 2, 2021, as reported by the Issuer in its quarterly report on Form 10-Q, filed on August 5, 2021, plus the 205,022 Shares issuable upon conversion of Convertible Notes held for the account of AIOM VII, which have been added to the total Shares outstanding in accordance with Rule 13d-3(d)(3) under the Act.

CUSIP NO. 382410843	Page 5 of 7 Pages
1	NAMES OF REPORTING PERSONS
ANCHORAGE ILLIQUID OPPORTUNITIES V, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
606,928

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
606,928

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
606,928

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.49% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	Calculation is based on 13,509,513 Shares outstanding as of August 2, 2021, as reported by the Issuer in its quarterly report on Form 10-Q, filed on August 5, 2021.

CUSIP NO. 382410843	Page 6 of 7 Pages
Item 1.	SECURITY AND ISSUER

Item 1 of the Schedule 13D is hereby amended and supplemented as follows:

This Amendment No. 3 to Schedule 13D ("Amendment No. 3") is being filed by the undersigned, pursuant to §240.13d-2(a), with respect to the Common Stock, par value $0.01 per share, (the "Shares") of Goodrich Petroleum Corporation (the “Issuer”), whose principal executive offices are located at 801 Louisiana St., Suite 700, Houston, Texas 77002. This Amendment No. 3 amends and supplements the statement on the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on May 24, 2018, amended by Amendment No. 1 filed on March 11, 2021 (collectively, the "Schedule 13D"), and amended by Amendment No. 2 filed on September 24, 2021. Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a, b) The aggregate number of Shares and the percentage of total outstanding Shares beneficially owned by the Reporting Persons as of the date hereof is set forth below:

Reporting Person	Number of Shares Beneficially Owned (1)	Percentage of Outstanding Shares
Capital Group	1,355,022 (2)	9.88% (3)
Management	1,355,022 (2)	9.88% (3)
Mr. Ulrich	1,355,022 (2)	9.88% (3)
AIO V	606,928	4.49% (3)

(1)
The beneficial ownership for which each figure is provided in this column is the shared, not sole, power to vote or to direct the vote, and the shared, not sole, power to dispose or to direct the disposition of the Shares.

(2)	Pursuant to Rule 13d-3(d) under the Act, this amount includes 205,022 Shares issuable upon conversion of Convertible Notes held for the account of AIOM VII at any time at the option of the holder.

(3)
Calculation is based on 13,509,513 Shares outstanding as of August 2, 2021, as reported by the Issuer in its quarterly report on Form 10-Q, filed on August 5, 2021, plus, for purposes of Capital Group’s, Management’s and Mr. Ulrich’s percentage calculation, the 205,022 Shares issuable upon conversion of Convertible Notes held for the account of AIOM VII, which have been added to the total Shares outstanding in accordance with Rule 13d-3(d)(3) under the Act.

(c)
On October 4, 2021, AIO V sold 72,593 Shares and AIV 1 sold 77,407 Shares, for an aggregate of 150,000 Shares sold, in a block trade with the broker at a price of $24 per Share. Except as described in this Amendment No. 3, there were no transactions in the Shares by the Reporting Persons since the filing of Amendment No. 2.

(d)	This Item 5(d) is not applicable.
(e)	On October 4, 2021, AIO V ceased to be the beneficial owner of more than five percent of the Shares.

CUSIP NO. 382410843	Page 7 of 7 Pages
SIGNATURES
After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 6, 2021

ANCHORAGE CAPITAL GROUP, L.L.C.

	By:	/s/ Kevin M. Ulrich
	Name:	Kevin M. Ulrich
	Title:	Authorized Signatory

ANCHORAGE ADVISORS MANAGEMENT, L.L.C.

	By:	/s/ Kevin M. Ulrich
	Name:	Kevin M. Ulrich
	Title:	Authorized Signatory

KEVIN M. ULRICH

/s/ Kevin M. Ulrich

ANCHORAGE ILLIQUID OPPORTUNITIES V, L.P.

By:	Anchorage Capital Group, L.L.C., its investment manager

By:	/s/ Natalie Birrell
Name:	Natalie Birrell
Title:	Chief Operating Officer